FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  August 2005.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  August 24th,  2005

Encl.

Interim Consolidation Financial Statements as at June 30th, 2005

Management Discussion & Analysis

Officer's Certificates

Confirmation of Mailing

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2005

(Stated in Canadian Dollars)

PACIFIC HARBOUR CAPITAL LTD

To the Shareholders:

The unaudited interim consolidated balance sheet of Pacific Harbour Capital Ltd. as at June 30, 2005 and the consolidated statements of loss, deficit, cash flows for the period ended have not been reviewed or audited by our auditors.

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2005 and March 31, 2005

(Stated in Canadian Dollars)

	30-June-05	31-Mar-05
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$ 300,363	$361,104
Marketable securities	272,130	272,130
Prepaid expenses and deposits	12,571	19,533
Land held for resale (Note 3)	317,604	312,646
Investment (Note 6)	-	4,999
	902,668	970,412

Capital assets, net (Note 4)	24,296	27,732
	$926,964	$998,144

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$177,402	$176,876
Current liabilities of discontinued operations	28,958	28,958
	206,360	205,834

SHAREHOLDERS' EQUITY
Capital stock (Note 7)	7,616,876	7,616,876
Contributed surplus	202,886	202,886
Deficit	(7,099,158)	(7,027,452)
	720,604	792,310

	$ 926,964	$ 998,144

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the First Quarter Ended June 30, 2005 and 2004

(Unaudited)

(Stated in Canadian Dollars)

	2005	2004
Revenues
Interest income	802	4,291

	802	4,291

General and administrative expenses – Schedule I	72,508	56,409

Loss before other item	(71,706)	(52,118)

Other item:
Write-down of marketable securities	-	(1,371)

Loss from continuing operations	(71,706)	(53,489)

Income (loss) from discontinued operations

Net Loss for the period	$(71,706)	$(53,489)

Deficit, beginning of the period	(7,027,452)	(6,569,806)

Deficit, end of the period	$(7,099,158)	$(6,623,295)

Basic and diluted loss per share from continuing operations	$(0.01)	$(0.01)

Basic and diluted income per share from discontinued operations	$0.00	$0.00

Basic and diluted income (loss) per share for the period	$(0.01)	$(0.01)

Weighted average number of shares outstanding	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the First Quarter Ended June 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited )

	2005	2004
	(unaudited)	(unaudited)
Operating Activities
Net income (loss) for the period from continuing operations	$(71,706)	$(53,489)
Non-cash items:
Amortization	1,918	1,894
Loss on write down of marketable securities	-	1,371
Net change in non-cash working capital balances:
Prepaid expenses	6,962	(1,435)
Accounts payable	526	(36,691)
	(62,300)	(88,350)
Financing Activities
Repayment to related parties	-	(25,738)
Repayment from affiliated company	-	18,928
Net proceeds from promissory note	-	840,335
Net proceeds from investment	4,999	-
	4,999	833,525
Investing Activities
Expenditure on land held for resale	(4,958)	(5,779)
Insurance proceeds from asset stolen	1,518	-
Capital assets addition	-	(4,683)
Investment in marketable securities	-	(50,000)
Redemption of investment	-	221,667
	(3,440)	161,205
Change In cash from continuing operations	(60,741)	906,380
Change In cash from discontinued operations	-	-
Cash (Bank Indebtedness), Beginning Of Period	361,104	156,333
Cash (Bank Indebtedness), End Of Period	300,363	1,062,713
Cash is comprised as follows:
Cash-continuing operations	300,363	1,062,713
Cash-discontinued operations	-	-
	$300,363	$1,062,713

SEE ACCOMPANYING NOTES

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED SCHEDULES OF

GENERAL AND ADMINISTRATIVE EXPENSES

For the First Quarter Ended June 30, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	2005	2004
General and administrative expenses

Accounting and audit	-	-
Administration recovery	(9,933)	(17,000)
Amortization –capital assets	1,918	1,894
Bank charges	160	154
Consulting and management salaries	19,500	19,500
Corporate administration	6,180	6,825
Filing fees	-	-
Foreign exchange loss (gain)	-	(18,112)
Interest	-	-
Legal and professional fees	1,197	4,094
Licence and dues	2,001	2,065
Office and general	6,259	7,317
Promotion and advertising	332	12,915
Rent and utilities	18,602	16,413
Shareholder info and investor relations	630	485
Transfer agent fees	1,130	559
Travel	-	-
Wages and benefits	24,532	19,300
	72,508	56,409

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Stated in Canadian Dollars)

(Unaudited )

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company's primary business is investments. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

During fiscal 2003, the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store and all the assets and operations of a vehicle leasing business owned by a subsidiary of the Company. The operation of the vehicle leasing business continues to be presented as discontinued operations in these consolidated financial statements.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 2

(Stated in Canadian Dollars)

(Unaudited)

Note 2

 Significant Accounting Policies- (cont’d)

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All significant inter-company transactions and balances have been eliminated.

b)

Marketable Securities

Marketable securities are carried at the lower of cost and fair market value.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realisable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Investment

Investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 3

(Stated in Canadian Dollars)

(Unaudited)

Note 2

 Significant Accounting Policies- (cont’d)

were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred.

Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870-“Stock-based Compensation and Other Stock-based Payments”. Under this method, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 4

(Stated in Canadian Dollars)

(Unaudited)

Note 3

     Land Held for Resale

As at June 30, 2005, the Company’s land held for resale consists of one Pemberton land parcel. The Company capitalized property taxes and other costs.

	June 30, 2005	Mar.31, 2005
Balance, beginning of the year	312,646	306,867
Property taxes	4,958	5,779
Other costs	-	-
	317,604	312,646

Note 4

     Capital Assets

			June 30 2005	March 31 2005
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	29,538	16,791	12,747	15,422
Office Furniture	20,635	9,635	11,000	11,578
Software	4,170	3,621	549	732

	54,343	30,047	24,296	27,732

Note 5

      Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations. The consolidated balance sheets include the following amounts related to discontinued operations of Venture Pacific Vehicle LeaseCorp Inc.

	June 30, 2005	Mar. 31, 2005

Accounts payable	28,958	28,958

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 5

(Stated in Canadian Dollars)

(Unaudited)

Note 6

     Investment

On December 10, 2002, the Company entered into an investment agreement with National Direct Response Marketing Canada Inc. a direct marketing company. The Company invested $300,000 by way of secured convertible debentures. However the Company redeemed the investment for $240,000 during fiscal 2004 and wrote off $60,000. The Company received cash payment of $220,000 and accepted a promissory note of $20,000 payable at $1,667 per month for a twelve-month period commencing June 2004. As of June 30, 2005, the $20,000 was paid in full.

Note 7     Share Capital

a)

Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b) Issued:	Number	Amount
Balance, March 31, 2002	13,040,345	$ 7,469,567
Common shares issued for debt settlement	104,021
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1	(7,040,278)	-
Common shares issued for debt settlement
Common shares issued for bridge loan fees	35,000	12,250
Share consolidation round off adjustment	(9)	-

Balance, March 31, 2005 and June 30, 2005	7,247,703	$ 7,616,876

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 6

(Stated in Canadian Dollars)

(Unaudited)

Note 7

 Share Capital- (cont’d)

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$0.40-0.50
Expired	(252,500)	$0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	-0.30
Cancelled	(58,000)	$0.80-1.00

Outstanding and exercisable at March 31, 2005 and June 30, 2005	879,028	$0.24-0.30

On June 30, 2005, there were 879,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
829,028	$0.24	November 27, 2007
50,000	$0.30	December 16, 2007

879,028

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 7

(Stated in Canadian Dollars)

(Unaudited)

Note 8

    Related Party Transactions

For the first quarter ended June 30, 2005 and 2004, the Company was charged the following expenses by directors or companies with common directors:

	2005	2004

Administration recovery	(9,933)	(17,000)
Legal and professional fees	1,197	1,020
Management fees and salaries	19,500	19,500
	10,764	3,520

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

On June 30, 200 and March 31, 2005, the Company owed the following amounts to directors of the Company or to companies with common directors:

	June 30,	March 31,
	2005	2005
Due to director	75	75
Accounts payable	1,276	-

	1,351	75

Amounts due to directors are unsecured and have no specific terms for repayment.

Note 9

Differences Between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the US.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position are summarized as follows:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 8

(Stated in Canadian Dollars)

(Unaudited)

Note 9

 Differences Between Canadian and US Generally Accepted Accounting Principles- (cont’d)

A)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

B)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

C)

Comprehensive Income

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the period.

	Three Months ended June 30,	Year ended March 31,
	2005	2005
Net loss for the period per Canadian GAAP	$(71,706)	$(457,646)
Capitalized holding costs	(4,958)	(5,780)
Unrealized gain on trading securities ©	30,470	242,450

Net loss for the period	$(46,194)	$(220,976)

Basic loss per share per US GAAP	$(0.01)	$(0.03)

Balance Sheets	$926,964	$998,144
Capitalized holding costs	(4,958)	(10,694)
Marketable securities increase ©	30,470	242,450

Total Assets per US GAAP	$952,476	$1,229,900

Total Liabilities per Canadian and US GAAP	$206,360	$205,834

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

June 30, 2005– Page 9

(Stated in Canadian Dollars)

(Unaudited)

Note 9

 Differences Between Canadian and US Generally Accepted Accounting Principles-(cont’d)

	Three Months ended June 30,	Year ended March 31,
Shareholders’ Equity	2005	2005
Deficit, end of period per Canadian GAAP	$(7,099,158)	$(7,027,452)
Capitalized holding costs	(4,958)	(10,694)
Stock-based compensation	-	(35,600)
Unrealized gain on trading securities	30,470	242,450

Deficit, end of period per US GAAP	$(7,073,646)	$(6,831,296)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
	202,886	202,886
		35,600

	$746,116	$1,024,066

Note 10

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

FIRST QUARTER REPORT – June 30, 2005

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. (the "Company") provides analysis of the Company's financial results for the first quarter ended June 30, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

A.1

Date of Report: August 24, 2005

A.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

In the first quarter ended June 30, 2005, the Company did not acquire or dispose of any investment. The Company reported a net loss of $71,706 or $0.01 loss per share with an accumulated deficit of $7,099,158 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of June 30, 2005, the Company had working capital of $696,308 and cash balance of $300,363. The Company had no long-term debt.

1.3 Results of Operations For the First Quarter Ended June 30, 2005

Revenue

For the three months ended June 30, 2005, the Company earned interest income of $802 compared to $4,291 from the same quarter last year. The decline was due to the following reasons: (1) Interest income from prior year’s quarter was generated from a promissory note receivable due in June 2004. (2) The Company used cash for acquisition of marketable securities and for operating activities resulting in lower interest earned from reduced cash balance.

General and Administrative Expenses

General and administrative expenses remained relatively constant in this first quarter ended June 30, 2005 compared to the same quarter last year. The overall fluctuation was attributable to a foreign exchange gain of $18,112 and a higher administration recovery reported in the first quarter last year. Consequently total general and administrative expenses were lower in prior year’s quarter due to the gain and recovery offset.

Legal expense and promotion expense reduced in this first quarter ended June 30, 2005. However, offsetting the reduction, wages increased due to the addition of a part time administrative staff.

Net Loss

The Company reported a net loss of $71,706 or $0.01 loss per share for the first quarter in fiscal 2006 compared to a net loss of $53,489 or $0.01 loss per share for the comparable quarter in fiscal 2005.

1.4 Transactions with Related Parties

In the first three months ended June 30, 2005, the Company paid $19,500 management fee to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $1,197 to a law firm whose partner is a director of the Company.

The Company received $9,933 in rent and administration fees from a related company that has a director and officer in common for shared office facilities and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q2 Sept 30, 2003	Q3 Dec 31, 2003	Q4 Mar 31, 2004	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004	Q4 Mar 31, 2005	Q1 June 30, 2005
Total Revenues	$10,305	$53	$Nil	$4,292	$Nil	$486	$12,285	$802

Income or loss before discontinued operations and extraordinary items:

Total	$(87,616)	$(118,298)	$(1,313,298)	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)
Per Share	$(0.01)	$(0.02)	$(0.17)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.02)	$(0.17)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(97,085)	$(123,475)	$(1,339,444)	$(53,489)	$(272,286)	$(76,760)	$(55,141)	$(71,706)
Per Share	$(0.01)	$(0.02)	$(0.18)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.01)	$(0.02)	$(0.18)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)

1.6 General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters can be attributed to loss incurred from the sale of land resulting in an overall net loss of $1,339,444 for the fourth quarter ended March 31, 2004.

The Company also incurred $80,000 in a legal settlement payment and higher legal fee in the second quarter ended September 30, 2004; therefore, net loss for the quarter increased to $272,286.

1.7 Liquidity and Capital Resources

On June 30, 2005, working capital decreased by $68,270 to $696,308 from $764,578 on March 31, 2005. The decrease was attributable to operating loss from the first quarter in fiscal 2006.

The Company had negative net cash outflow of $62,300 from its operating activities in the first quarter ended June 30, 2005 as compared to negative net cash outflow of $88,350 in the same quarter last year. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company received $4,999 from redemption of an investment from financing activities in the first quarter ended June 30, 2006.

From investing activities, the Company capitalized $4,958 property taxes to the Pemberton land held for resale. The Company also received $1,518 from an insurance company for recovery of equipment stolen.

Overall the Company had negative cash outflow of $60,741 in the first quarter ended June 30, 2005. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

On June 30, 2005, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.11 Financial instruments and Risk Factors

As of June 30, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in order to achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Michael Reynolds, a Director of Pacific Harbour Capital Ltd., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd. for the year ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:

August 24, 2005

"Michael Reynolds"

Michael Reynolds

Director

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Thomas Pressello, President and Chief Financial Officer of Pacific Harbour Capital Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd., for the year ended June 30th, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated:

August 24, 2005

"Thomas Pressello""

Thomas Pressello

President and Chief Financial Officer

PACIFIC HARBOUR CAPITAL LTD.

#1502 – 543 Granville Street

Vancouver, B.C.  V6C 1X8

Telephone:  (604)  697-0687

Fax:  (604)  697-0686

August 24th, 2005

British Columbia Securities Commission

TSX Venture Exchange

701 West Georgia Street

650 West Georgia Street

Vancouver, B.C.

Vancouver, B.C.

V7Y 1L2

V6B 4N9

Alberta Securities Commission

4TH Floor

300 – 4th Avenue S.W.

Calgary, Alberta

T2P 3C4

Dear Sirs:

Subject:

Pacific Harbour Capital Ltd.

June 30th, 2005 Quarterly Financial Statements

We confirm that the following material was sent by pre-paid mail on August 24th, 2005 to those shareholders listed on the supplemental list of the subject company:

1.

Financial Statements for the quarter ended June 30th, 2005

2.

Management Discussion and Analysis

Yours truly,

PACIFIC HARBOUR CAPITAL LTD.

""Deborah McDonald"

Deborah McDonald

Corporate Administrator